Stolt Offshore S.A.                                    [LOGO]



                  Stolt Offshore S.A. Announces Results for the
              Fourth Quarter and Full Year ended November 30, 2004

London, England - February 22, 2005 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo
Stock Exchange: STO) today announced earnings of $0.12 per share for the fourth quarter and better than break even earnings for the full year ended November 30, 2004.

Financial Highlights

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In  Millions                                         4th Quarter                          Full Year
(except per share data)                       Unaudited         Unaudited        Unaudited         Audited
                                              Nov.30.04         Nov.30.03        Nov.30.04        Nov.30.03
--------------------------------------------------------------------------------------------------------------
Net Operating Revenue                          $ 381.4          $  306.1         $1,239.2          $1,482.3
Gross Profit / (Loss)                             57.0            (41.5)            108.2            (84.3)
Net Operating Profit / (Loss)                     16.7           (286.5)             28.7           (380.5)
Net Profit / (Loss)                               23.3           (286.1)              5.1           (418.1)

Weighted Average Shares in Issue                 190.5              92.4            157.6              92.6

Earnings / (Loss) per Share                    $  0.12          $ (3.10)         $   0.03          $ (4.51)
--------------------------------------------------------------------------------------------------------------

Highlights

o    Full year net profit ahead of break even target
o    Field completion of all loss making legacy contracts
o    Contract awards in the year total over $2.2 billion
o Restructured balance sheet with net debt reduced from $356 million to $66 million net cash

Post Year End Events

o Letters of Intent for 63 contracts, totalling $707 million, since December 1, 2004
o Paragon Engineering sale for $15 million completes disposal programme of non-core assets and businesses, yielding $119 million in total
o Placement of Stolt-Nielsen holding with US and European institutions brings free float to 100%
o    Revised Board composition(1)

Tom Ehret, Chief Executive Officer, Stolt Offshore, said:
"2004 was a year of extraordinary transition. Against a backdrop of twelve months of rapid change, and whilst continuing to focus on achieving effective operational control and execution excellence, Stolt Offshore successfully re-established its commercial track record by building up and maintaining its backlog to 15 months of revenue.

At the end of this period Stolt Offshore is firmly re-positioned as a leading deepwater offshore contractor. The Company is truly independent, both in terms of the engineering solutions it brings to clients and its broad international shareholder base. The year end backlog, standing at $1.8 billion gives us strong earnings visibility and we believe the industry outlook is for a sustained up-cycle in our core offshore and deepwater markets."

Operating Review

The Group's return to profitability for the full year confirms the effectiveness of the recovery process that was put in place eighteen months ago. Better risk management and project controls resulted in significant operational benefits, albeit with marked variations in regional and quarterly delivery.

Africa and Mediterranean Region (AFMED) - During the fourth quarter the offshore phase of the Bonga project completed, as did the formerly suspended Yokri contract. The region has seen a return to profitability as a result of a successful operational turnaround involving improving risk management to deliver better project execution. AFMED has benefited from higher activity as well as from the settlement of variation orders and outstanding claims on the last of the legacy contracts. The deepwater SURF market for this region continues to generate a high level of tendering activity and good future prospects.

Northern Europe and Canada Region (NEC) - The fourth quarter results were affected by seasonality and one trenching contract that was downgraded. In an otherwise very successful year, significant management resources were dedicated to preparation for the $250 million Langeled pipelay project utilising the LB200, which is to commence in the second quarter of 2005. NEC also committed engineering and project management resources to support project work in the AFMED and AME regions.

North America and Mexico Region (NAMEX) - Pipelay from the DLB 801 continued on a series of projects offshore Trinidad. After a major delay due to a mechanical incident reported in the third quarter, the work resumed, but was severely disrupted in the fourth quarter by the particularly harsh sea conditions offshore Trinidad prevalent at this time of year. Inspection, maintenance and repair work in the Gulf of Mexico following Hurricane Ivan continued at a high level throughout the fourth quarter.

South America Region (SAM) - The fourth quarter results were impacted by thruster problems on both the Seaway Condor and Seaway Harrier. Otherwise, the long term ship charters and other diving and ROV activities continued in line with expectations throughout the year. During the period there was an increasing focus of resources on several major tenders, including long term ship contracts and construction contracts, due to commence in late 2005 and beyond.

Asia and the Middle East Region (AME) - This regional business saw improved performance during the fourth quarter and full year. The initial phases of the Santos Casino and the Sakhalin construction projects progressed according to plan. The Seaway Hawk has now relocated to this region where she is being actively marketed for SURF work. As a trend the deepwater SURF market is now strengthening in this region with some sizeable projects emerging.

Financial Review

Sales revenue for the quarter of $381.4 million is higher than the third quarter of 2004 and the fourth quarter of 2003 due to the successful negotiation of variation orders and claims on contracts which were concluded during the quarter, notably on the Bonga and Yokri projects.

An impairment charge of $5.2 million was recorded in the fourth quarter, principally in respect of trenching and other mobile assets, for which future levels of utilisation were highlighted in the budget process as being low.

The foreign exchange gain of $4.4 million in the fourth quarter resulted from cash balances held in currencies other than the US dollar.

The effective tax rate for the full year is influenced by withholding taxes in Africa, which are based on turnover rather than net profits. In the fourth quarter the company reviewed its provisions for unresolved tax disputes and valuation allowances against deferred tax assets, resulting in a net benefit for the quarter.

It should be noted that at year end, advance billings on projects totalled $148 million, compared to $112 million at the end of the third quarter.

During the year, the Company raised $165 million in new equity through a Private Placement and subsequent issue of Common Shares.

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In November, a $350 million five year secured revolving credit and guarantee facility, with a sub-limit of $175 million for debt, was signed. The completion of the balance sheet restructuring is reflected during the quarter through the repayment of the former revolving finance facility, using a combination of cash raised through the equity offerings, drawings against the new $350 million facility and cash from operations and disposals.

Following the sale by Stolt-Nielsen of its entire holding in Stolt Offshore, the Company has a 100% free float.

Adoption of International Financial Reporting Standards (IFRS)

US Generally Accepted Accounting Principles ("US GAAP") will continue to be the primary reporting standard for Stolt Offshore, most probably until 2007, as Stolt Offshore S.A. is domiciled and registered in Luxembourg, and Luxembourg authorities are expected to confirm the anticipated decision to grant an exemption until 2007.

Current Trading and Outlook

The backlog on November 30, 2004 was $1.8 billion, of which $1.0 billion is for execution in 2005. The Company also held an additional $167 million of signed Letters of Intent for future contracts at this time. Since year end the Company has received further Letters of Intent totalling over $707 million for 63 contracts.

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In $ millions as at               Nov.30.04        Aug.31.04         Nov.30.03
-------------------------------------------------------------------------------
Backlog (Contracts)                1,788            1,750             812*
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*Restated from Full Year 2003 Results Press Release dated February 18, 2004 to exclude Letters of Intent at that date

The fourth quarter performance in 2004, while continuing a positive pattern, should not be viewed as indicative of a run rate for 2005, since it includes the final settlements on the Bonga and Yokri contracts. For 2005 as a whole, the Company continues to expect strong revenue growth over 2004, and leaves unchanged the management's target of a low double-digit percentage margin for EBITDA(2).

In SURF, and particularly in deepwater, the Company sees a promising level of activity in most regions. The 2005 performance in NAMEX will depend significantly on the execution of the remaining Trinidad projects, while the results from SAM will be substantially lower than historical levels, as both the Seaway Condor and Seaway Harrier are due to undertake scheduled major dry-dockings during the year.

Strong global energy demand, together with limited excess production capacity and correspondingly attractive commodity prices, are driving a sustained up-cycle for the oil service sector in which we see steady growth in our core markets. Now that Stolt Offshore has returned to profitability, the management team believes that the Company is on track to deliver acceptable annual increments in profits and sustained earnings growth.

(1) Board Composition: Mark Woolveridge (Chairman of the Board), James Hurlock (Vice Chairman of the Board and Chairman of the Nomination Committee), Trond Westlie (Chairman of the Audit Committee), Frithjof Skouveroe (Chairman of the Compensation Committee), Haakon Lorentzen, George Doremus, Tom Ehret (Chief Executive Officer).

(2) EBITDA: The calculation of EBITDA equates to net income after adding back taxes, interest, depreciation, amortisation (including dry dock amortisation) and gains and losses on sales of investments and fixed assets. Management believes that EBITDA is a useful measure of operating performance, to help determine the ability to incur capital expenditure or service indebtedness, because it is not affected by non-operating factors such as leverage and the historic cost of assets. However, EBITDA does not represent cash flow from operations as defined by US generally accepted accounting principles, is not necessarily indicative of cash available to fund all cash flow needs and should not be considered as an alternative to earnings from operations under US generally accepted accounting principles for purposes of evaluating results of operations.

********************************************************************************
Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas.
********************************************************************************

Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

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Conference Call Information                                 Replay Facility details
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
Lines will open 10 minutes prior to conference call         This facility is available from 5pm UK Time (12 noon EST*) Tuesday
                                                            February 22, 2005, until 5pm UK Time (12 noon EST*) Tuesday March 1,
                                                            2005.

Date      :    Tuesday February 22, 2005
Time      :    3 pm UK Time (10 am EST*)

Freephone Dial In Numbers:
UK                       :   0800 953 0938                  Freephone Dial In Numbers:
USA                      :   1 866 389 9773                 Dialling from the UK          :  0800 953 1533
Norway                   :   800 16533                      Dialling from the US          :  1866 247 4222
France                   :   0805 110 466
Italy                    :   800 783 256
Netherlands              :   0800 023 4993

International Dial In    :   +44 1452 569 113               International Dial In         :  +44 1452 55 00 00

Reservation No           :   2555615                        Passcode                      :  2555615#

*EST = Eastern Standard Time
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Alternatively a live webcast and a playback facility will be available on the
Company's website www.stoltoffshore.com


Contacts:
Julian Thomson / Deborah Keedy           Patrick Handley (UK) / Ellen Gonda (US)
Stolt Offshore S.A.                      Brunswick Group
UK +44 1932 773764 or +44 1932 773767    UK +44 207 404 5959
US  +1 877 603 0267 (toll free)          US +1 212 333 3810
julian.thomson@stoltoffshore.com         phandley@brunswickgroup.com
deborah.keedy@stoltoffshore.com          egonda@brunswickgroup.com

                                   -End Text-

                                 -Tables Follow-

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                      (in thousands, except per share data)

                                                               Three Months Ended                Twelve Months Ended
                                                           Unaudited       Unaudited         Unaudited          Audited
                                                          November 30,    November 30,      November 30,     November 30,
                                                             2004             2003              2004             2003
                                                         --------------  ---------------   ---------------  ----------------
Net operating revenue                                       $  381,357     $  306,070        $  1,239,231    $  1,482,273
Operating expenses                                           (324,318)      (347,546)         (1,131,055)     (1,566,524)
                                                         --------------  ---------------   ---------------  ----------------

Gross profit / (loss)                                           57,039       (41,476)             108,176        (84,251)

Share of net income / (loss) in non-consolidated joint             769        (2,200)              15,000             403
ventures
Selling, general and administrative expenses                  (33,711)       (47,640)           (113,522)       (102,508)
Impairment of long lived fixed assets                          (5,173)      (176,522)             (9,423)       (176,522)
Gains on disposal of subsidiaries and long lived assets          1,419              -              33,464           (328)
Other operating expense                                        (3,635)       (18,625)             (4,973)        (17,289)
                                                         --------------  ---------------   ---------------  ----------------

Net operating profit / (loss)                                   16,708      (286,463)              28,722       (380,495)

Interest expense, net                                          (4,344)        (7,990)            (15,823)        (24,793)
Foreign exchange gain / (loss)                                   4,384        (7,281)               6,140         (8,905)
                                                         --------------  ---------------   ---------------  ----------------

Profit / (loss) before taxes and minority interests             16,748      (301,734)              19,039       (414,193)
Income tax benefit / (provision)                                 8,359         17,302             (9,169)             655
                                                         --------------  ---------------   ---------------  ----------------

Profit / (loss) before minority interests                       25,107      (284,432)               9,870       (413,538)
Minority interests                                             (1,815)        (1,618)             (4,781)         (4,549)
                                                         --------------  ---------------   ---------------  ----------------

Net profit / (loss)                                          $  23,292     $(286,050)        $      5,089    $  (418,087)
                                                         ==============  ===============   ===============  ================


PER SHARE DATA
Net profit / (loss) per share
     Basic                                                   $    0.12     $   (3.10)        $       0.03    $     (4.51)
     Diluted                                                 $    0.12     $   (3.10)        $       0.03    $     (4.51)

Weighted average number of Common Shares
and Common Share equivalents outstanding
        Basic                                                  190,514         92,383             157,603          92,624
        Diluted                                                194,011         92,383             159,967          92,624


SELECTED  INFORMATION
Capital expenditures                                         $  13,902     $    4,786        $     34,245     $    21,895
Depreciation and amortisation                                $  19,233     $   21,493        $     65,627     $    93,499
Dry dock amortisation                                        $   4,228     $    4,691        $     11,718     $    13,967


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                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in thousands)

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
                                                                           Unaudited                Audited
                                                                          November 30,           November 30,
                                                                              2004                   2003
                                                                         ---------------        ----------------
ASSETS

     Cash and cash equivalents (a)                                          $   136,162           $    81,910

     Other current assets                                                       339,063               445,714

     Fixed assets, net of accumulated depreciation                              498,418               514,605

     Other non-current assets                                                   107,273                94,279

     Assets held for sale                                                        27,287               106,152

                                                                         ---------------        ----------------

               Total assets                                                $  1,108,203           $ 1,242,660
                                                                         ===============        ================

LIABILITIES AND SHAREHOLDERS' EQUITY

     Bank overdrafts                                                       $         21           $     2,473

     Current portion of
     Long term debt and capital lease obligations                                     4               141,504

     Accounts payable and accrued liabilities                                   628,385               591,738

     Long term debt and capital lease obligations                                69,698               293,506

     Minority interests                                                          33,992                10,175

     Other non-current liabilities                                               48,607                38,134

     Liabilities held for sale                                                   13,912                57,855

     Shareholders' equity

          Common Shares                                                         382,788               152,524

          Class B Shares                                                              -                68,000

          Paid-in-surplus                                                       446,932               404,230

          Deficit                                                             (530,490)             (535,579)

          Accumulated other comprehensive income/(loss)                          15,356                19,102

          Treasury stock                                                        (1,002)               (1,002)

                                                                         ---------------        ----------------

              Total shareholders' equity                                        313,584               107,275

                                                                         ---------------        ----------------

              Total liabilities and shareholders' equity                   $  1,108,203           $ 1,242,660
                                                                         ===============        ================

Total interest-bearing debt and capital lease obligations, net of        ---------------        ----------------
cash and cash equivalents                                                  $   (66,439)           $   355,573
                                                                         ===============        ================

(a) As at November 30, 2004 cash and cash equivalents includes $44 million of cash held by Sonamet and Sonastolt, which have been consolidated from May 31, 2004.

                      STOLT OFFSHORE S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in thousands)

The Company has six reportable segments based on the geographic distribution of the activities as follows: the Africa and the Mediterranean (AFMED) region covers activities in Africa, the Mediterranean and Southern Europe; the Northern
Europe and Canada (NEC) region includes all activities in Northern Europe, the Northern Atlantic Ocean, Scandinavia, the Baltic States and Eastern Canada; the
Central and North America (NAMEX) region includes all activity in Western
Canada, the United States, Central America and Mexico; the South America (SAM) region incorporates activities in South America and the islands of the Southern
Atlantic Ocean; the Asia and Middle East (AME) region includes all activities in the Middle East, the Indian sub-continent, Asia Pacific and Australasia. The
Corporate segment includes items which cannot be allocated to one particular region. These include the activities of Serimer DASA and Paragon Litwin up to the date of their disposal, and the SHL and NKT joint ventures and Paragon
Engineering Services for the full year. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

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For the three months ended
November 30, 2004                           AFMED         NEC         NAMEX          SAM         AME       Corporate        Total
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
Net operating revenue - external (a)    $  199,644   $   71,313    $   69,135   $   14,377   $   12,266   $   14,622      $  381,357
Net operating revenue - internal (b)    $   26,740   $   17,531    $   14,911   $    5,030   $      840   $    1,611      $      -
Income / (Loss) from operations         $   75,285   $  (5,548)    $ (20,306)   $    (548)   $    3,169   $ (35,344)      $   16,708
     Interest expense, net                                                                                                $  (4,344)
     Foreign exchange gain                                                                                                $    4,384

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Profit before taxes and minority interests                                                                                $   16,748
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

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For the three months ended
November 30, 2003                           AFMED         NEC         NAMEX          SAM         AME       Corporate        Total
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
Net operating revenue - external (a)    $  145,912   $   82,294    $   20,361   $   14,042   $    9,843   $   33,618      $  306,070
Net operating revenue - internal (b)    $   24,106   $   54,933    $    8,401   $    5,267   $      711   $    1,052      $      -
(Loss) / income from operations         $(131,229)   $  (2,440)    $ (26,124)   $    6,776   $  (1,025)   $(132,421)      $(286,463)
     Interest expense, net                                                                                                $  (7,990)
     Foreign exchange loss                                                                                                $  (7,281)
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Loss before taxes and minority interests                                                                                  $(301,734)
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

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For the twelve months ended
November 30, 2004                           AFMED         NEC         NAMEX          SAM         AME       Corporate        Total
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
Net operating revenue - external (a)    $  539,871   $  341,706    $  170,569   $   55,067   $   31,901   $  100,117      $1,239,231
Net operating revenue - internal (b)    $   77,289   $   61,042    $   34,708   $   18,903   $    1,657   $    2,830      $      -
Income / (Loss) from operations         $   33,379   $   45,653    $ (49,730)   $   11,710   $    3,188   $ (15,478)      $   28,722
     Interest expense, net                                                                                                $ (15,823)
     Foreign exchange gain                                                                                                $    6,140
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Profit before taxes and minority interests                                                                                $   19,039
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

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For the twelve months ended
November 30, 2003                           AFMED         NEC         NAMEX          SAM         AME       Corporate        Total
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
Net operating revenue - external (a)    $  673,816   $  387,551    $  200,624   $   55,984   $   26,786   $  137,512      $1,482,273
Net operating revenue - internal (b)    $  100,412   $  101,531    $   41,900   $   17,551   $    1,387   $    5,066      $      -
(Loss)/income from operations           $(264,579)   $   26,912    $ (30,938)   $   18,224   $  (5,129)   $(124,985)      $(380,495)
     Interest expense, net                                                                                                $ (24,793)
     Foreign exchange loss                                                                                                $  (8,905)
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Loss before taxes and minority interests                                                                                  $(414,193)
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

(a) One customer accounted for more than 10% of the Company's revenue for the quarter ended November 30, 2004. The revenue from this customer was $102.3 million and was attributable to the AFMED and NEC segments. One customer in the year ended November 30, 2004 accounted for more than 10% of the Company's revenue. The revenue from this customer was $212.5 million for the year ended November 30, 2004 and this revenue was attributable to the AFMED and NEC segments. Three customers each individually accounted for more than 10% of the Company's revenue for the quarter and twelve months respectively, ended November 30, 2003. The revenue from these customers was $130.1 million for the quarter and $651.0 million for the twelve months ended November 30, 2003. These revenues were attributable to the AME, NAMEX, NEC and AFMED segments.
(b) Internal revenues are eliminated on consolidation of the Company's results and are therefore shown in the table as equal to zero.

                                     - End -